TRANSGLOBE ENERGY CORPORATION PROVIDES OPERATIONAL UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 5, 2010 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide an update on its operations and production. All dollar values are expressed in United States dollars unless otherwise stated.

OPERATIONS UPDATE

Arab Republic of Egypt (“Egypt”), West Gharib (100% working interest)

Two oil wells were completed since the last update provided on November 25, 2009. The Company’s first horizontal well in Egypt at Arta #12 was drilled to a total depth of 5,217 feet with a 1,519 foot horizontal section in the Nukhul reservoir. The well was placed on production during the first week of December at a rate of 30 barrels of oil per day (“Bopd”) of 19° API oil, with no water cut. A multi-staged fracture stimulation program is being designed to improve access to the reservoir and potentially increase production rates. The stimulation program is expected to be completed in the next sixty (60) days, subject to the availability of stimulation equipment. If successful, additional horizontal wells will be drilled in the Arta field.

A development/appraisal well at Hana West #8 was drilled to a total depth of 6,971 feet and cased as a multi-zone oil well. The well was completed in the lower Rudeis formation and placed on production at a rate of 730 Bopd on December 27, 2009. The well also encountered an extension to the main Hana pool (Kareem/Markha formation) and a new oil pool in the Shagar formation, which have not been completed. The rig was then moved to a step-out location at Hana #20 on the south end of the Hana field. The Hana #20 well reached a total depth of 5,505 feet in eight (8) days on January 3, 2010, making it the fastest well ever drilled in the Hana field. The open-hole well logs indicate 32 feet of net oil pay was encountered in the Kareem/Markha sands. It is anticipated the well will be placed on production in mid-January.

Following Hana #20, the drilling rig is scheduled to move to North Hoshia #2, to drill a step out appraisal well targeting the Nukhul and Thebes formations in the North Hoshia pool.

PRODUCTION SUMMARY

TransGlobe’s 2009 average oil production increased 22% over 2008. The Company’s 2009 average production was 8,970 Bopd (in-line with Company guidance) comprised of 5,830 Bopd from West Gharib and 3,140 Bopd from Yemen. The December 31, 2009 exit sales rate was 9,428 Bopd (6,474 Bopd from West Gharib and 2,954 Bopd from Yemen), primarily due to the addition of new wells at Arta and Hana West in Egypt.

2010 OUTLOOK

TransGlobe has projected funds flow from operations for 2010 of $55.0 million, based on an average Dated Brent oil price of $65.00/Bbl and mid-point of production guidance. The 2010 funds flow sensitivity to a change in oil price is approximately $1.0 million per dollar change in Dated Brent (i.e. $65.0 million for $75.00/Bbl Dated Brent). The 2010 funds flow forecast is based on an estimated production target of 9,300 to 9,700 Bopd (firm, plus contingent budget), with a targeted exit rate over 10,000 Bopd.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.262.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com